UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

 (CUSIP Number)

January 13, 2017

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448579102	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Madrone GHC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
473,604[1,2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
473,604[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
473,604

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Represents the unsold portion of shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”) issued on November 4, 2016, upon conversion of 5,393,337 shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”) held of record by Madrone GHC, LLC. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

 2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Madrone GHC, LLC has agreed, pursuant to a stockholders’ agreement among the Hyatt Hotels Corporation and certain of its investors (the “2007 Stockholders’ Agreement”), to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters. For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (Registration No. 333-161068) (as so filed and amended, the “Registration Statement”), and prospectus dated November 4, 2009 filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”).

3 The percentage is calculated based upon 23,611,575 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016, plus the conversion to Class A Common Stock of 4,500,000 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2016, plus the conversion to Class A Common Stock of 1,696,476 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 21, 2016, and the conversion to Class A Common Stock of 10,187,641 shares of Class B Common Stock held by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC on November 4, 2016, without giving effect to the conversion of any other outstanding shares of Class B Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. There were 107,247,326 shares of Class B Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016. After conversion to Class A Common Stock of the 5,393,337 shares of Class B Common Stock held by Madrone GHC, LLC, the shares of Class A Common Stock owned by Madrone GHC, LLC represented 0.5% of the total voting power as of October 28, 2016.

CUSIP No.	448579102	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory B. Penner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,775,041[1,2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,775,041[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,775,041

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Represents the unsold portion of 30,778 shares of Class A Common Stock held of record by Shimoda Holdings, LLC and shares of the Issuer’s Class A Common Stock issued on November 4, 2016, after conversion of (i) 5,393,337 shares of the Issuer’s Class B Common Stock held of record by Madrone GHC, LLC, (ii) 3,835,647 shares of Class B Common Stock held of record by Lake GHC, LLC, (iii) 958,657 shares of Class B Common Stock held of record by Shimoda GHC, LLC.  Gregory B. Penner is the manager of Shimoda Holdings, LLC, Madrone GHC, LLC, Lake GHC, LLC, and Shimoda GHC, LLC and has voting and investment power with respect to the shares of Class A Common Stock and Class B Common Stock held by such entities.  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC have each agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of their shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters.  For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 23,611,575 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016, plus the conversion to Class A Common Stock of 4,500,000 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2016, plus the conversion to Class A Common Stock of 1,696,476 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 21, 2016, and the conversion to Class A Common Stock of 10,187,641 shares of Class B Common Stock held by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC on November 4, 2016, without giving effect to the conversion of any other outstanding shares of Class B Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  There were 107,247,326 shares of Class B Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016.  After conversion to Class A Common Stock of the shares of Class B Common Stock held by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC, the shares of Class A Common Stock owned by Shimoda Holdings, LLC, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC collectively represented 1.0% of the total voting power as of October 28, 2016.

CUSIP No.	448579102	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lake GHC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,312,002[1,2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,312,002[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,002

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Represents shares of the Issuer’s Class A Common Stock issued on November 4, 2016, upon conversion of 3,835,647 shares of the Issuer’s Class B Common Stock held of record by Lake GHC, LLC.  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Lake GHC, LLC has agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters.  For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 23,611,575 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016, plus the conversion to Class A Common Stock of 4,500,000 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2016, plus the conversion to Class A Common Stock of 1,696,476 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 21, 2016, and the conversion to Class A Common Stock of 10,187,641 shares of Class B Common Stock held by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC on November 4, 2016, without giving effect to the conversion of any other outstanding shares of Class B Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  There were 107,247,326 shares of Class B Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016.  After conversion to Class A Common Stock of the 3,835,647 shares of Class B Common Stock held by Lake GHC, LLC, the shares of Class A Common Stock owned by Lake GHC, LLC represented 0.4% of the total voting power as of October 28, 2016.

CUSIP No.	448579102	13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shimoda GHC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
958,657[1,2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
958,657[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
958,657

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.4[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Represents shares of the Issuer’s Class A Common Stock issued on November 4, 2016, upon conversion of 958,657 shares of the Issuer’s Class B Common Stock held of record by Shimoda GHC, LLC. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Shimoda GHC, LLC has agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters. For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 23,611,575 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016, plus the conversion to Class A Common Stock of 4,500,000 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2016, plus the conversion to Class A Common Stock of 1,696,476 shares of Class B Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 21, 2016, and the conversion to Class A Common Stock of 10,187,641 shares of Class B Common Stock held by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC on November 4, 2016, without giving effect to the conversion of any other outstanding shares of Class B Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. There were 107,247,326 shares of Class B Common Stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2016. After conversion to Class A Common Stock of the 958,657 shares of Class B Common Stock held by Shimoda GHC, LLC, the shares of Class A Common Stock owned by Shimoda GHC, LLC represented 0.1% of the total voting power as of October 28, 2016.

Item 1.

(a)	Name of Issuer:

Hyatt Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices:

71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606
Item 2.

(a)	Name of Person Filing:

1)	Madrone GHC, LLC

2)	Gregory B. Penner

3)	Lake GHC, LLC

4)	Shimoda GHC, LLC

Mr. Gregory B. Penner is the manager of Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC. Each of the foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

The Reporting Persons have entered into an Agreement of Joint Filing, dated February 12, 2010, a copy of which was filed as Exhibit A to the initial Schedule 13G filed with the Commission on February 12, 2010, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

3000 Sand Hill Road
Building 1, Suite 150
Menlo Park, CA 94025

(c)	Citizenship:

Madrone GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

Gregory B. Penner is a citizen of the United States.

Lake GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

Shimoda GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

(e)	CUSIP No.:

448579102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐

(b)	☐

(c)	☐

(d)	☐

(e)	☐

(f)	☐

(g)	☐

(h)	☐

(i)	☐

(j)	☐

(k)	☐

If this statement is filed pursuant to Rule 13d–1(c), check this box. ☐

Item 4.	Ownership

A.	Madrone GHC, LLC[1]

(a)	Amount beneficially owned: 473,604

(b)	Percent of class: 1.2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

473,604

1 The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned by another Reporting Person. In addition, each of Gregory B. Penner, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock except to the extent of its pecuniary interest therein, if any, and this filing shall not be deemed to be an admission that such Reporting Person is the beneficial owner of any such securities.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

473,604

B.	Gregory B. Penner[1]

(a)	Amount beneficially owned: 2,775,041

(b)	Percent of class: 6.9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

2,775,041

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

2,775,041

C.	Lake GHC, LLC[1]

(a)	Amount beneficially owned: 1,312,002

(b)	Percent of class: 3.3

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,312,002

(iii)	Sole power to dispose or to direct the disposition of

0

1 The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned by another Reporting Person. In addition, each of Gregory B. Penner, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock except to the extent of its pecuniary interest therein, if any, and this filing shall not be deemed to be an admission that such Reporting Person is the beneficial owner of any such securities.

(iv)	Shared power to dispose or to direct the disposition of

1,312,002

D.	Shimoda GHC, LLC[1]

(a)	Amount beneficially owned: 958,657

(b)	Percent of class: 2.4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

958,657

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

958,657

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

1 The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned by another Reporting Person. In addition, each of Gregory B. Penner, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock except to the extent of its pecuniary interest therein, if any, and this filing shall not be deemed to be an admission that such Reporting Person is the beneficial owner of any such securities.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2017

Gregory B. Penner

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner

Madrone GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager

Lake GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager

Shimoda GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager